02021867

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED APR - 1 2002

SEC FILE NUMBER
8- 47064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
The Nassau Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1175 Post Road East
(No. and Street)

Westport (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Francis Lavelle 203-227-2454
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shapiro Goldstein & Company, LLP
(Name — if individual, state last, first, middle name)

366 N. Broadway, Suite 403 (Address) Jericho (City) NY (State) 11753 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. FRANCIS LAVELLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE NASSAU GROUP, INC., as of 12/31/2001, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

County/City of Fairfield State of Connecticut
Subscribed and sworn to before me, in my presence,
this 28th day of March, 2002
by J. Francis Lavelle
Barbara A. Pagnotta Notary Public
BARBARA A. PAGNOTTA
My commission expires Aug 31, 2006

Notary Public

J. Francis Lavelle
Signature

CEO
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THE NASSAU GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

Shapiro
Goldstein & Company, LLP
Certified Public Accountants and Consultants

THE NASSAU GROUP, INC.

DECEMBER 31, 2001

FINANCIAL STATEMENTS

CONTENTS

Shapiro Goldstein & Company, LLP

Certified Public Accountants and Consultants

Shapiro Goldstein & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Tel. 516-932-0404
Fax: 516-932-7882
Website: www.sgandco.com

REPORT OF INDEPENDENT AUDITORS

To the Stockholders
THE NASSAU GROUP, INC.
Westport, Connecticut

We have audited the accompanying statement of assets and liabilities arising from cash transactions of **THE NASSAU GROUP, INC.** as of December 31, 2001, and the related statements of revenue collected and expenses paid and the statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements were prepared on the basis of cash receipts and disbursements, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets and liabilities arising from cash transactions of **THE NASSAU GROUP, INC.** as of December 31, 2001, and its revenue collected and expenses paid during the year then ended, on the basis of accounting described in Note 1.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 11-13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Shapiro Goldstein & Co., LLP

Jericho, New York
March 24, 2002

SHAPIRO GOLDSTEIN & COMPANY, L.L.P.

366 N. Broadway, Suite 403, Jericho, NY 11753

THE NASSAU GROUP, INC.

STATEMENT OF ASSETS AND LIABILITIES

DECEMBER 31, 2001

ASSETS

CURRENT ASSETS	
Cash and cash equivalents -- Note 1	$ 750,131
Prepaid payroll taxes	385
Loans and exchanges	1,458
Due from stockholder -- Note 2	10,853
Total current assets	762,827
PROPERTY AND EQUIPMENT - at cost - Note 3	99,655
OTHER ASSETS	
Security deposit	5,376
Investments -- Note 4	39,696
Total other assets	45,072
Total assets	$ 907,554

See Auditors' Report
and Notes to Financial Statements.

Shapiro
Goldstein & Company, LLP
Certified Public Accountants and Consultants

STATEMENT OF ASSETS AND LIABILITIES
(Continued)

DECEMBER 31, 2001

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Installment loan payable	$ 19,890
401K payable	5,849
Total current liabilities	25,739
LONG-TERM LIABILITIES	
Note payable -- Note 2	23,300
Total long-term liabilities	23,300
Total liabilities	49,039
COMMITMENTS -- Note 5	
STOCKHOLDERS' EQUITY	
Common stock, par value $.01 per share; authorized 10,000 shares, issued and outstanding 4,145 shares	41
Additional paid-in capital	1,199,959
Retained deficit	(341,485)
Total stockholders' equity	858,515
Total liabilities and stockholders' equity	$ 907,554

See Auditors' Report
and Notes to Financial Statements.

Shapiro
Goldstein & Company, LLP
Certified Public Accountants and Consultants

THE NASSAU GROUP, INC.

STATEMENT OF REVENUE COLLECTED AND EXPENSES PAID

YEAR ENDED DECEMBER 31, 2001

		% of Revenues
FEES FROM SERVICES -- Note 7	$ 2,391,329	100
GENERAL AND ADMINISTRATIVE EXPENSES	2,497,042	104.42
LOSS FROM OPERATIONS	(105,713)	(4.42)
OTHER INCOME		
Interest and dividend income	28,324	1.18
Income on investments	151	0.01
	28,475	1.19
LOSS BEFORE TAXES	(77,238)	(3.23)
Provision for income taxes	2,000	0.08
NET LOSS	(79,238)	(3.31)
Retained deficit, beginning of year	(262,247)	
Retained deficit, end of year	$ (341,485)	

See Auditors' Report
and Notes to Financial Statements.

Shapiro
Goldstein & Company, LLP
Certified Public Accountants and Consultants

THE NASSAU GROUP, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (79,238)
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation and amortization	24,267
Income on investments	(151)
Changes in operating assets and liabilities:	
Increase in installment loan payable	19,890
Increase in 401K payable	5,849
Decrease in prepaid payroll taxes	1,283
Net cash (used in) operating activities	(28,100)
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of property, plant, and equipment	(27,047)
(Increase) in due from stockholder	(684)
Decrease in loans and exchanges	6,042
(Increase) in investments	(483)
Net cash (used in) investing activities	(22,172)
CASH FLOWS FROM FINANCING ACTIVITIES	
	-
Net cash provided by financing activities	-
Net (decrease) in cash and equivalents	(50,272)
Cash and cash equivalents, beginning of year	800,403
Cash and cash equivalents, end of year	$ 750,131

See Auditors' Report
and Notes to Financial Statements.

Shapiro
Goldstein & Company, LLP
Certified Public Accountants and Consultants

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of **THE NASSAU GROUP, INC.**, (the "Company") is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

a. Business Description

The Company operates as a strategic advisory firm in the area of mergers , acquisitions, and private capital raising.

b. Accounting basis for reporting income

The Company recognizes income on the cash basis of accounting. Revenues are recognized when received and expenses are recorded when paid.

c. Property and equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using an accelerated method for financial purposes over their estimated useful lives, generally five to seven years.

d. Income taxes

The Company has elected to be taxed under Subchapter "S" of the Internal Revenue Code for Federal purposes. The Company's shareholders will bear the burden of any income taxes arising out of the Company's results of operations. The Company provides for income taxes for local jurisdictions.

e. Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f. Cash, Cash Equivalents, and Concentrations of Risk

Consist of cash on hand, cash held in bank checking accounts, and cash held in money market or savings accounts.

The statements of cash flows classify changes in cash and cash equivalents (short-term, highly liquid investments readily convertible into cash with an original maturity of three months or less) according to operating, investing, or financing activities.

Financial instruments which potentially expose the Company to concentrations of risk consist principally of cash, marketable securities and accounts receivable.

The Company places its cash with a financial institution which management considers to be of high quality; however, at times such deposits may be in excess of the Federal Deposit Insurance Corporation insurance limit.

Concentration of credit risk with respect to accounts receivable can result from a significant portion of the revenues being derived from a small number of entities. The Company generally extends credit to its customers without collateral; however, it closely monitors extensions of credit and its customers consist of very large commercial entities to whom management believes credit can be issued to with minimal risk.

NOTE 2 - RELATED PARTY TRANSACTIONS

At December 31, 2001 the principal stockholder owed the Company $10,169. These shareholder loans are non-interest bearing and are expected to be repaid within the next twelve months and are therefore classified as current.

In December 2000, the Company borrowed $23,300 from its principal stockholder in order to invest in NASDAQ. The note calls for interest at 5% per annum and the note is due in one installment on or before December 31, 2002. The note is collateralized by this investment.

NOTE 3-- PROPERTY AND EQUIPMENT

Software and Web Design Costs	$ 13,234
Office Equipment	94,689
Furniture & Fixtures	49,750
Leasehold Improvements	54,048
	211,721
Less: Accumulated depreciation and amortization	112,066
	$ 99,655

The total charges to income for depreciation and amortization of these assets were $21,949 for 2001.

NOTE 4 -- INVESTMENTS

The Company has invested in three separate entities and is using the equity method of accounting for all three of these investments.

These investments consist of the following:

(1) An investment of $20,000 in an LLC which provides internet enabling consulting services,

(2) A $54,750 investment in a technology oriented consulting group organized as an LLC,

(3) The purchase of 500 shares and 1200 warrants of NASDAQ at a cost of $23,300.

All of the above represent minority interests in each entity with no ascertainable fair market value.

NOTE 5 -- LEASES

The Company is party to a five year office lease which commenced August 1, 1999. The lease calls for annual rentals as follows:

August 1, 2001 - July 31, 2003	31,360
August 1, 2003 - July 31, 2004	32,256

The Company shall have the option of extending the lease for an additional five years provided it notifies the lessor in writing on or before February 1, 2004.

In addition, the provisions of the lease include various escalation clauses for electricity and real estate taxes. Rental expense for the year ended December 31, 2001 was $33,973.

The Company leases office equipment under operating leases with payments totaling approximately $1,600 per month for periods varying from several months to three years.

NOTE 6 -- PENSION PLAN

In January, 2001, the Company formed a 401(k) plan which calls for the matching of employee salary deferrals at a rate of 25 percent. Company contributions during the year ended December 31, 2001 were $15,175.

NOTE 7 -- SUCCESS FEE

During the year, the Company received a success fee in the amount of $1,150,000 from Robbins & Meyers. This amount is included in fees from services.

NOTE 9 -- SUPPLEMENTARY CASH FLOW INFORMATION

Cash paid for interest was $-0-.

Cash paid for income taxes was $2,000.

SUPPLEMENTARY INFORMATION

THE NASSAU GROUP, INC.

SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES

YEAR ENDED DECEMBER 31, 2001

		Percent of Revenues
Officer's salary	$ 570,250	23.85
Office salaries	1,248,772	52.22
Travel	97,891	4.09
Professional fees	92,478	3.87
Pension expense	15,175	0.63
Payroll taxes	85,939	3.59
Rent expense	33,973	1.42
Telephone	40,884	1.71
Insurance	36,120	1.51
Employee benefits	44,939	1.88
Office expense	47,158	1.97
Entertainment	14,569	0.61
Auto expense	1,656	0.07
Depreciation	24,267	1.01
Miscellaneous	27,868	1.17
Recruiting expense	4,526	0.19
Equipment rental	19,399	0.81
Seminars and conferences	875	0.04
Advertising	51,736	2.16
Research fees	33,828	1.41
Finder fee	2,850	0.12
Licenses and fees	1,889	0.08
	$ 2,497,042	104.42

See Auditors' Report.

Shapiro Goldstein & Company, LLP
Certified Public Accountants and Consultants

THE NASSAU GROUP, INC.

COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIREMENT

YEAR ENDED DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Stockholders' Equity Qualified for Net Capital		$ 858,515
Less Non-Allowable Assets:		
Property and Equipment	99,655	
Security Deposits	5,376	
Due from stockholder	10,853	
Prepaid payroll taxes	385	
Loans and exchanges	1,458	
Investments	39,696	
Total Non-Allowable Assets		157,423
NET CAPITAL		$ 701,092

COMPUTATION OF AGGREGATE INDEBTEDNESS

Liabilities from Statement of Assets and Liabilities	$ 49,039
Percentage of Aggregate Indebtedness to Net Capital	6.99
Percentage of Debt to Debt Equity	5.71

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$ 3,269
Minimum Dollar Net Capital Requirement	$ 5,000
Excess Net Capital	$ 696,092
Excess Net Capital at 1000%	$ 701,092

See Auditors' Report.

Shapiro Goldstein & Company, LLP
Certified Public Accountants and Consultants

THE NASSAU GROUP, INC.

AUDITORS' REPORT ON MATERIAL INADEQUACIES

YEAR ENDED DECEMBER 31, 2001

During the period of our engagement, our audit did not disclose any material inadequacies in their accounting system, system of internal accounting control, or procedures for safeguarding assets.

Shapiro Goldstein & Co., LLP

SHAPIRO GOLDSTEIN & COMPANY, L.L.P.

Shapiro
Goldstein & Company, LLP
Certified Public Accountants and Consultants